United States Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4720
Washington, D.C. 20549
Attn: Justin Dobbie

Re:	Pre-Effective Amendment No. 1 Bank of Commerce Holdings Registration Statement on Form S-1 File Number: 333-164863
March 9, 2010
Dear Mr. Dobbie:
Bank of Commerce Holdings (the “Company”) has filed its pre-effective Amendment No. 1 (the “Amendment”) to its registration statement No. 333-164863 on Form S-1 (“Registration Statement”).
In the Amendment, the Company has made revisions to address the comments in your February 17, 2010 letter regarding the Registration Statement (the “Letter”), as well as other revisions it has deemed appropriate. A marked copy of the Registration Statement showing the changes resulting from the Amendment will be provided to you to expedite your review.
To assist your review, this letter contains details relating to revisions to the Company’s disclosures that are reflected in the Amendment and how those disclosures are intended to respond to the Letter.
Other capitalized terms used herein without definition are intended to have the meanings set forth in the Registration Statement.
Where You Can Find More Information, page iii
The Company filed its Annual Report on Form 10-K (“2009 Annual Report”) for the year ended December 31, 2009, on March 5, 2010. This material is now incorporated by reference into the Registration Statement, as amended, superseding the material incorporated by reference in the original filing of the Registration Statement.
Please note that the material in Part III of the 2009 Annual Report does not incorporate from the Company’s proxy materials, which will be filed in the future. The information in the 2009 Annual Report is intended to be directly responsive to required disclosures for both the Form S-1 and Form 10-K.

The Company expects to ask for an acceleration of the effectiveness of the Registration Statement later in March.
You may direct future comments directly to the undersigned, or to our counsel, at the following address:
Bruce Dravis
Downey Brand, LLP
621 Capitol Mall
Sacramento, CA 95814
Fax: 916-520-5680
bdravis@downeybrand.com
Sincerely,
/s/ Samuel D. Jimenez
Samuel D. Jimenez
Senior Vice President &
Principal Accounting Officer
1951 Churn Creek Road
Redding, California 96002
(530) 722-3952
Fax: (530) 722-3946
samj@reddingbankofcommerce.com